---------------------
                                                    |    OMB APPROVAL     |
                                                    |---------------------|
                                                    |OMB NUMBER: 3235-0145|
                    UNITED STATES                   |EXPIRES:             |
         SECURITIES AND EXCHANGE COMMISSION         |      AUGUST 31, 1999|
               Washington, D.C.  20549              |ESTIMATED AVERAGE    |
                                                    |BURDEN HOURS         |
                                                    |PER RESPONSE ...14.90|
                                                    |---------------------|

                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*


                          Rock of Ages Corporation
        ------------------------------------------------------------
                              (Name of Issuer)

               Class A Common Stock, Par Value $.01 Per Share
        ------------------------------------------------------------
                      (Title of Class and Securities)

                                772632 10 5
        ------------------------------------------------------------
                               (CUSIP Number)

                              Kurt M. Swenson
                          Rock of Ages Corporation
                           772 Graniteville Road
                        Graniteville, Vermont 05654
                               (802) 476-3121

        ------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                                  Copy to:

                             Kent A. Coit, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             One Beacon Street
                        Boston, Massachusetts 02108
                               (617) 573-4800

                              January 29, 1999
        ------------------------------------------------------------
                       (Date of Event which Requires
                         Filing of this Statement)



  If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                SCHEDULE 13D

     CUSIP No. 772632 10 5
     -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Kurt M. Swenson
            SS#  001 36 1003
     -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
          Instructions)                                        (a) ( )
                                                               (b) ( )
     -------------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS (See Instructions)

          00 (See Item 3)
     -------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                       ( )

     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
     -------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
           NUMBER OF                     1,130,989
            SHARES                 -------------------------------------
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY
             EACH                  -------------------------------------
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                       1,130,989
             WITH                  -------------------------------------
                                   10.  SHARED DISPOSITIVE POWER

     -------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,130,989
     -------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES (See Instructions)                            ( )

     -------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          22.5%
     -------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON (See Instructions)

          IN
     -------------------------------------------------------------------

Note: This Amendment No. 1 amends a Statement on Schedule 13D dated October 23, 1997 (the "Schedule 13D"), filed on behalf of Kurt M. Swenson, relating to the Class A Common Stock. This Amendment No. 1 is being filed to report Mr. Swenson's exercise, on January 29, 1999, of options to purchase 107,500 shares of Class B Common Stock. Unless otherwise indicated, all capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows.


Item 3. Source and Amount of Funds or Other Consideration.

      Item 3 of the Schedule 13D is hereby amended by deleting the last sentence of the first paragraph and inserting in lieu thereof the following:

    On December 31, 1997, Mr. Swenson gifted an additional 19,250 shares of Class B Common Stock to the above-mentioned trust (the "Additional Trust Shares" and together with the Trust Shares, the "Aggregate Trust Shares"). Mr. Swenson has no voting or dispositive power over the Aggregate Trust Shares and he disclaims beneficial ownership of the Aggregate Trust Shares.

      Item 3 is hereby further amended by adding the following as the last paragraph of such item:

         On January 29, 1999, Mr. Swenson exercised options to purchase 107,500 shares of Class B Common Stock. Mr. Swenson borrowed the aggregate $294,900 exercise price of such options pursuant to a brokerage margin account with PaineWebber. All shares of stock held in this account, including the 107,500 shares of Class B Common Stock acquired by Mr. Swenson on January 29, 1999, are pledged to secure such borrowings.

Item 4.  Purpose of the Transaction.

      The second paragraph of Item 4 of the Schedule 13D is hereby amended in its entirety by the following:

         With the exception of gifts of shares of Common Stock from time to time to his family and to charities, sales of shares of Class B Common Stock received upon exercise of options granted under the Stock Plan, as described below, and sales of shares of Common Stock, if required, to meet currently unforeseen and unanticipated cash requirements, Mr. Swenson intends to continue to hold for investment purposes the 1,130,989 shares of Common Stock of the Company beneficially owned by him. Mr. Swenson may from time to time exercise options granted pursuant to the 1994 Plan. In connection with the exercise of such options, Mr. Swenson may sell, or pledge as collateral for loans, some or all of the shares of Class B Common Stock acquired upon such exercise, or other shares of Class B Common Stock owned by him, in order to pay the applicable exercise price, income taxes, or for such other uses of the proceeds of such sales or loans as Mr. Swenson may determine.

Item 5.  Interest in Securities of the Issuer.

      Item 5(a) and Item 5(b) of the Schedule 13D are hereby amended in their entirety by the following:

         (a) As of January 29, 1999, by virtue of his beneficial ownership of 1,130,989 shares of Class B Common Stock, Mr. Swenson beneficially owned 1,130,989 shares of Class A Common Stock. Such 1,130,989 shares of Class B Common Stock (assuming the conversion of all such 1,130,989 shares of Class B Common Stock into Class A Common Stock) represented approximately 22.5% of the total number of shares of Class A Common Stock outstanding as of January 29, 1999 (plus the 1,130,989 shares of Class A Common Stock which would be outstanding and held by Mr. Swenson upon such conversion and assuming that no other shares of Class B Common Stock held by others have been previously, or are simultaneously, converted to Class A Common Stock), based on the number of shares of Class A Common Stock outstanding on November 11, 1998 as reported by the Company in its Quarterly Report on Form 10-Q, dated September 30, 1998 and filed with the Securities and Exchange Commission on November 13, 1998.

         (b) Kurt M. Swenson has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the 1,130,989 shares of Class B Common Stock (and, accordingly, of the same number of shares of Class A Common Stock into which such shares of Class B Common Stock are convertible) beneficially owned by him.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Item 6 of the Schedule 13D is hereby amended by adding the following as the last sentence of the first paragraph of such item:

    The 180 day restriction period contained in the Lock-Up Agreement expired in accordance with the terms of such agreement on April 18, 1998.

      Item 6 of the Schedule 13D is hereby further amended by adding the following as the penultimate paragraph of such item:

         Mr. Swenson maintains a margin account with PaineWebber. All shares of stock held in this account, including the 107,500 shares of Class B Common Stock acquired by Mr. Swenson on January 29, 1999, are pledged to secure borrowings described under Item 3. The information contained in Item 3 is incorporated herein by reference.



                                 SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 12, 1999


                                          /s/ Kurt M. Swenson
                                          -----------------------------
                                          Kurt M. Swenson